MIDCOAST ENERGY PARTNERS, L.P.

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

January 30, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jennifer Thompson, Accounting Branch Chief
Jason Niethamer, Assistant Chief Accountant
Lisa Sellars, Staff Accountant
Scott Anderegg, Staff Attorney

Re:	Midcoast Energy Partners, L.P.
Registration Statement on Form S-3
Filed December 9, 2014
File No. 333-200810

Dear Ladies and Gentleman:

On behalf of Midcoast Energy Partners, L.P. (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington D.C. time, on February 4, 2015, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities Exchange Commission

January 30, 2015

Very truly yours,

MIDCOAST ENERGY PARTNERS, L.P.

BY:	Midcoast Holdings, L.L.C.,
its general partner

By:	/s/ Stephen J. Neyland
Stephen J. Neyland
Vice President—Finance

cc:	Greg Harper
Mark Maki
Steve Neyland
Laura J. McMahon, Baker & Hostetler LLP